[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

July 31, 2009

BY EDGAR

Mr. John Ganley
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	AIP Alternative Strategies Funds (the “Trust”)
File Nos.:  811-21079; 333-86348

Dear Mr. Ganley:

On behalf of the Trust, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on July 23, 2009 (the “Comments”), regarding the Trust’s Preliminary Proxy Statement filed on Schedule 14A on July 13, 2009 (the “Proxy Statement”), relating to its series: Alpha Hedged Strategies Fund and Beta Hedged Strategies Fund (each a “Fund,” together, the “Funds”).

The Staff’s comments have been reproduced in bold typeface below, each immediately followed by the Trust’s responses.

1.	With regard to Proposals 5 through 8, replace the word “approve” with “ratify” and delete the words “the retention of” from each such Proposal.

Response:  The language of Proposals 5 through 8 has been revised accordingly and conforming revisions made throughout the Proxy Statement.

2.	Confirm that the statement on page 2 that abstentions and broker non-votes have the effect of a vote against applies to Proposal 9 (regarding the election of additional trustees).

Response:  The Trust hereby confirms that the disclosure, as provided, applies to each Proposal, including Proposal 9.  However, as is customary, the option to abstain from voting on Proposal 9 has been eliminated from the Proxy Card.

Mr. John Ganley
July 31, 2009

3.	On page 5, replace the phone number set forth with (202) 551-8090.

Response:  The phone number has been revised accordingly.

4.	On page 7, clarify, to the extent possible, language regarding the “Transaction” and the “TA Transaction.”

Response:  Additional explanatory language has been added to the disclosure regarding the “Background Relating to the Proposals” as reflected below:

On July 7, 2009, AIP entered into a securities purchase agreement pursuant to which Hatteras Capital Investment Management, LLC (“HCIM”), a registered investment adviser located in Raleigh, North Carolina, would purchase 55% of the membership interests of AIP from an affiliate of Asset Alliance Corporation, subject to certain conditions (the “Transaction”).  Currently, Asset Alliance’s affiliate owns 66.67% of the interests of AIP and Mr. Lee Schultheis owns the remaining 33.33%.  Following the Transaction, AIP will retain the current members of the investment management team, who will execute employment agreements as a condition of closing the Transaction, and certain personnel currently providing services to the Funds.  Asset Alliance’s affiliate will receive payments for its interests in connection with the Transaction.  Currently, the interests of Trust Advisors LLC, the Funds’ portfolio research consultant, are owned 50% by an affiliate of Asset Alliance, 48% by Trust Advisory Group, Inc. (which in turn is owned 50% by each of Mr. Mark Tonucci and Mr. Michael Portnoy, Managing Directors of Trust Advisors LLC), and 1% by each of Mr. Tonucci and Mr. Portnoy.  Prior to the closing of the Transaction, it is contemplated that Trust ~~Advisory Group, Inc.~~Advisors LLC will contribute the assets ~~of Trust Advisors LLC~~related to its role as the Funds’ portfolio research consultant to AIP.  In return for this contribution, Trust Advisory Group, Inc. ~~will~~, Mr. Tonucci, Mr. Portnoy and the affiliate of Asset Alliance will each receive ~~a~~ membership interest in AIP~~, which it in turn will partially distribute to Mr. Mark Tonucci and Mr. Michael Portnoy (such Transaction~~ (such transaction, the “TA Transaction”). Asset Alliance will restructure its ownership of AIP in connection with the TA Transaction.  Therefore, the combined result of the TA Transaction and the Transaction is that the interests in AIP would be held by two affiliates of Asset Alliance, Mr. Schultheis, Trust Advisory Group, Inc., Mr. Tonucci, Mr. Portnoy and HCIM.  Upon consummation of the TA Transaction, the Portfolio Research Consultant Agreement will terminate.  AIP does not anticipate entering into a new Portfolio Research Consultant Agreement, but will provide the services previously provided by Trust Advisors LLC directly to the Funds and the Underlying Funds.  AIP anticipates entering into an administrative services agreement with HCIM pursuant to which AIP will pay, out of its own resources, a fee to HCIM for certain non-advisory services.  It is also anticipated that the Board will terminate the Funds' existing distribution agreement with Quasar and enter into a distribution agreement with Hatteras Capital Distributors, LLC (“HCD”), a registered broker-dealer affiliate of HCIM.  HCD intends to retain, subject to the Board’s approval, Quasar as a sub-distributor.

Mr. John Ganley
July 31, 2009

5.
Supplementally, confirm to the Staff, or advise otherwise, that neither the Trust’s nor the Underlying Funds Trust’s advisory agreement has been presented to shareholders for approval, other than to such trust’s initial shareholder(s).

Response:  At a special shareholders meeting held on September 27, 2004, the Trust, on behalf of Alpha (its sole series at such time), sought and received shareholder approval of its advisory agreement with Alternative Investment Partners, LLC (“AIP”), in light of a change of control of AIP.  The Trust’s advisory agreement has not otherwise been presented to shareholders for approval and the Underlying Funds Trust’s advisory agreement has not been presented to shareholders for approval, other than to each trust’s initial shareholder.

6.
On page 9, set forth the amount of advisory fees paid in 2008 attributable to Alpha and Beta, respectively.  In addition, on page 15, set forth the amount of advisory fees paid in 2008 attributable to each of the Underlying Funds or explain to the Staff why such disclosure should not be included.

Response:  The advisory fees paid to AIP in 2008 have been revised to specify the amounts attributable to each Alpha and Beta, ($16,117,151 and $528,699, respectively).  These advisory fees are paid pursuant to the advisory agreement between AIP and Underlying Funds Trust, on behalf of each of its series (the “Underlying Funds”), but such fees are borne indirectly by Alpha and Beta.  The recipients of this Proxy Statement are the shareholders of Alpha and Beta and the amount of advisory fees separately attributable to Alpha and Beta is likely informative to such shareholders.  However, the Trust and the Underlying Funds Trust hereby assert that providing a further breakdown of the advisory fees paid to AIP by attributing them to each Underlying Fund is not informative to the shareholders of Alpha and Beta because such shareholders are not familiar, on a current basis, with regard to the varying proportion of the several Underlying Funds Alpha or Beta holds.  The Trust and Underlying Funds Trust hereby assert further that attributing the advisory fees to the separate Underlying Funds is not meaningful information to the shareholders of Alpha and Beta and may confuse the clear disclosure regarding the amount of advisory fees attributable to Alpha and Beta.

Mr. John Ganley
July 31, 2009

7.
On page 11, if applicable, expand consideration number (9) (fund performance) to include that the Board considered the performance of other funds compared to that of the Funds.  In addition, delete consideration number (12).

Response:  The Trust has deleted consideration number (12) and expanded consideration number (9) as follows:

(9) the performance of the Funds since commencement of operations on both an absolute basis and compared to funds that AIP has identified as comparable to Alpha or Beta;

8.
On page 17, further explain what information was provided to shareholders with regard to hiring sub-advisers and how it was provided, despite the inadvertent failure by Alternative Investment Partners, LLC (“AIP”) to mail information statements in accordance with Schedule 14C.  In addition, supplementally inform the Staff of the procedures that have been adopted to ensure compliance with this condition of the Order in the future.

Response:  The following language has been added to further explain what information was provided to shareholders with regard to hiring sub-advisers, and how it was provided:

AIP, at all times, has sought to comply with the Order~~, however~~ and provided a timely supplement to the Funds’ prospectus following Board approval of any sub-advisor, which included a description and address of such sub-advisor and was filed with the SEC and posted to the Funds’ website.  However, the Board believes that the disclosure provided to shareholders regarding the sub-advisers has not been sufficient so as to comply with this condition of the Order.

In addition, the Board has adopted a policy that the Funds’ Chief Compliance Officer be responsible for obtaining an Information Statement in accordance with Schedule 14C from AIP promptly following the Board’s approval of or material amendment to a sub-advisory agreement.  The Chief Compliance Officer is further responsible for providing any such Information Statement to Fund counsel for review and supervising the Information Statement’s filing and mailing by USBFS to Fund shareholders within 90 days of Board approval.

Mr. John Ganley
July 31, 2009

9.	Supplementally, explain to the Staff why sub-advisory fees paid by AIP pursuant to the “Previous Sub-Advisory Agreements” should not be returned to the Funds.

Response:  The Trust asserts that the sub-advisory fees paid by AIP pursuant to the “Previous Sub-Advisory Agreements” should not be returned to the Funds based on the following considerations by the Independent Trustees, as set forth in the Proxy Statement.  The Independent Trustees considered that the Sub-Advisers have continued to provide uninterrupted services called for under the Previous Sub-Advisory Agreements, despite AIP’s unintentional failure to comply with a condition of the Order.  The Independent Trustees considered that the Funds and their shareholders have experienced no economic harm during the applicable period as a result of the inadvertent failure to comply with a condition of the Order because the advisory fees payable by the Funds, indirectly through the Underlying Funds, are contractually capped and not effected by the portion of the advisory fees AIP pays to each Sub-Adviser.  In addition, the Independent Trustees considered that, although the disclosure made by AIP with respect to the hiring of Sub-Advisers did not satisfy all of the requirements of Regulation 14C and Schedule 14C and Item 22 of Schedule 14A, AIP timely disclosed the name and description of each Sub-Adviser that was hired on the Funds’ website and by filing a supplement to the Funds’ prospectus with the SEC.  In addition, AIP and Hatteras have agreed to pay for the cost of soliciting shareholder approval relating to the retention of fees by the Sub-Advisers.  Relying on equitable principles, the Board seeks approval to permit the recipients of the sub-advisory fees paid by AIP under the Previous Sub-Advisory Agreements, to retain all such payments.  Independent counsel advised the Independent Trustees throughout the process of their considerations.

10.	Supplementally, explain to the Staff why payments made to third parties pursuant to the “Previous Distribution Plan” should not be returned to the Funds.

Response: The Trust asserts that the fees paid pursuant to the “Previous Distribution Plan” should not be returned to the Funds based on the following considerations by the Independent Trustees, as set forth in the Proxy Statement.  The Independent Trustees considered the retention of fees paid pursuant to the Previous Distribution Plan since August 1, 2008, when the Previous Distribution Plan has been deemed to have lapsed due to the Board’s inadvertent failure to timely approve its annual continuance.  The Independent Trustees considered that the relevant service provider, each an unaffiliated third-party, has continued to provide uninterrupted services called for under the Previous Distribution Plan and that, despite its failure to consider its annual continuance, the Board reviewed on a quarterly basis, the payments made pursuant to the Previous Distribution Plan, including during the period since August 1, 2008.  Relying on equitable principles, the Board seeks approval to permit the recipients of the fees paid under the Previous Distribution Plan since August 1, 2008, to retain all such payments.  Independent counsel advised the Independent Trustees throughout the process of their considerations.

Mr. John Ganley
July 31, 2009

11.	On page 21, disclose that each Nominee has consented to serve as Trustee.

Response:  Disclosure of each Nominees consent to serve as Trustee has been added to the Proxy Statement.

12.	Review the disclosure required by Item 9(a)-(e) of Schedule 14A and confirm that all necessary information has been set forth.

Response:  Although, the Trust asserts that its disclosure as set forth in the Proxy Statement complies in all respects with Item 9(a)-(e) of Schedule 14A, the following revisions have been made to clarify the disclosure.

Independent Registered Public Accountants.  KPMG LLP (“KPMG”), Milwaukee, Wisconsin, currently serves as the independent registered public accounting firm for the Funds.  Representatives of KPMG are not expected to attend the Meeting, but have been given the opportunity to make a statement if they so desire and will be available, if necessary, to respond to appropriate questions.

The Trust has engaged KPMG to perform audit services, audit-related services, tax services and other services for each Fund during the past two fiscal years.  “Audit services” refer to performing an audit of each Fund’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years.  “Audit-related services” refer to the assurance and related services by the principal accountant that are reasonably related to the performance of the audit. “Tax services” refer to professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.  “Other services” refer to products and services provided by the principal accountant other than audit services, audit-related services and tax services.  The following table details the aggregate fees billed for each of the last two fiscal years for audit fees, audit-related fees, tax fees and other fees by KPMG:

Mr. John Ganley
July 31, 2009

[Table intentionally omitted]

The Trust’s Audit Committee has adopted pre-approval policies and procedures that require the Audit Committee to pre-approve all audit and non-audit services for the Funds, including non-audit services provided to any entity affiliated with the Trust.  For the past two fiscal years, all of the audit services, audit-related services, tax services and other services that were rendered to the Funds were pre-approved by the Audit Committee.  All of KPMG’s hours spent on auditing the Funds’ financial statements were attributed to work performed by full-time permanent employees of KPMG.

For the past two fiscal years, KPMG has not billed the Trust or AIP (or any entity controlling, controlled by or under common control with AIP) for any non-audit fees other than ~~certain~~the tax fees billed to the Trust.

If you have any questions regarding the enclosed, please do not hesitate to contact me or Thomas R. Westle (212) 885-5239.

Very truly yours,

/s/ Mary Stokes

Mary Stokes